CCSC Technology International Holdings Ltd

October 31, 2022

Via Edgar

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CCSC Technology International Holdings Ltd
Draft Registration Statement on Form F-1
Submitted June 15, 2022
CIK No. 0001931717

Dear Mr. Ewing:

This letter is in response to the letter dated July 11, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to CCSC Technology International Holdings Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the draft registration statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Cover Page

1. On page 123 you disclose that you have agreed to issue warrants to the underwriters to purchase a number of shares equal to 7% of the total number of shares sold in the offering. Please disclose this on the cover page and state that the warrants and shares are also being registered in this registration statement. Additionally, revise the offering summary, risk factors and description of share capital sections, as applicable, to disclose the issuance of the warrants.

In response to the Staff’s comments, we revised our disclosure on the cover page of the Registration Statement to state that the warrants and shares are being registered. In addition, we revised the offering summary to disclose the issuance of the warrants.

2. We note your disclosure that CCSC Cayman has not paid dividends or made any distributions to U.S. investors. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable. Please revise related disclosure throughout your prospectus.

In response to the Staff’s comments, we revised our related disclosure throughout our prospectus to state that no transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors.

Prospectus Summary, page 1

3. We note your statement that you have not independently verified market and industry data from third-party sources, including Frost & Sullivan Inc. This appears to be an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete the statement or revise to clarify that you are responsible for all disclosure in the registration statement.

In response to the Staff’s comments, we deleted the statement on page 1 of the Registration Statement to clarify that we are responsible for all disclosure in the registration statement.

4. We note your disclosure on page 3 that as of the date of the registration statement "(1) no cash transfer or transfer of other assets have occurred among the Company and its subsidiaries, (2) no dividends or distributions have been made by a subsidiary, and (3) the Company has not made any dividends or distributions to U.S. investors." On page 58 you state that you paid a dividend to shareholders of $3.37 million during the fiscal year ended March 31, 2021. Please clarify.

In response to the Staff’s comments, we revised our disclosure on page 3 to clarify that the Company has not paid dividends or made any distributions to any investors, nor were any transfers, dividends, or distributions made between CCSC Cayman and its subsidiaries. We also revised our disclosure on page 64 of the Registration Statement to clarify that it was not the Company, but rather a subsidiary of the Company, that paid a dividend of $3.37 million to its shareholders during the fiscal year ended March 31, 2021.

5. Please revise both the Summary of Risk Factors and the Risk Factors section to move forward the risks related to doing business in China so that such risks are prominently disclosed within each section in relation to other identified material risks.

In response to the Staff’s comments, we revised both the Summary of Risk Factors and the Risk Factors section to move forward the risks related to doing business in China, so that such risks are prominently disclosed within each section in relation to other identified material risks.

6. We note your disclosures regarding approvals from the PRC authorities to conduct your operations. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, we revised our disclosure on pages 3 and 17 of the Registration Statement to describe the consequences to us and our investors if: (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

Risk Factors, page 11

7. Please include a risk factor discussing the material risks to your business associated with cybersecurity issues. To the extent cybersecurity risks are material to your business, please disclose here, or in another appropriately captioned section, the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board’s leadership structure.

In response to the Staff’s comments, we revised our disclosure on page 20 of the Registration Statement to include a risk factor discussing the material risks to our business associated with cybersecurity issues and to disclose the nature of the board’s role in overseeing our cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board’s leadership structure.

8. We note your disclosure with respect to rising labor and raw material costs on pages 69-70. Please update the applicable risk factors in this section to identify actions planned or taken, if any, to mitigate inflationary pressures.

In response to the Staff’s comments, we revised our disclosure on pages 20 and 31 of the Registration Statement to identify our actions planned or taken to mitigate inflationary pressures.

If we fail to acquire new customers or retain existing customers, especially our large customers, our business..., page 12

9. Please revise this risk factor to quantify what percentage of total revenue your largest customer accounted for in the fiscal years ended March 31, 2021 and 2020.

In response to the Staff’s comments, we revised our disclosure on page 30 of the Registration Statement to quantify what percentage of total revenue our largest customer accounted for in the fiscal years ended March 31, 2021 and 2020.

Recent greater oversight by the CAC over data security..., page 18

10. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, we revised our disclosure on pages 15 and 16 of the Registration Statement to explain to what extent we believe that we are compliant with the regulations or policies that have been issued by the CAC to date.

Risk Factors

Our PRC subsidiary has not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations..., page 23

11. Please revise this risk factor to disclose (i) whether you intend to pay the outstanding social insurance and housing fund contributions and (ii) the total estimated late fees and fines you may be required to pay as of the date of the registration statement.

In response to the Staff’s comments, we revised our disclosure on pages 21-22 of the Registration Statement to disclose that (i) we intend to pay the outstanding social insurance and housing fund contributions upon receipt of notice therefor from the competent PRC authorities, and (ii) the total estimated late fees and fines we may be required to pay as of the date of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

12. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

In response to the Staff’s comments, we revised our disclosure on pages 31, 56-57 of the Registration Statement to disclose whether and how our business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine, and to explain whether and how we have undertaken efforts to mitigate the impact and where possible quantify the impact to our business.

13. Disclose any material impact of import or export bans resulting from Russia’s invasion of Ukraine on any products or commodities, if any, including energy from Russia, used in your business or sold by you. Disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers.

In response to the Staff’s comments, we revised our disclosure on pages 56-57 of the Registration Statement to disclose the material impact of import or export bans resulting from Russia’s invasion of Ukraine on any products or commodities, including energy from Russia, used in our business or sold by us and the current and anticipated impact on our business.

Financial Statements, page F-1

14. Please provide updated audited financial statements and related disclosures as of and for the fiscal year ended March 31, 2022.

In response to the Staff’s comments, we have updated the Registration Statement to provide updated audited financial statements and related disclosures as of and for the fiscal year ended March 31, 2022.

Undertakings, page II-2

15. We note that you have checked the Rule 415 box on the cover page. If you will be conducting the offering of any of your securities in accordance with Rule 415, please include all Rule 415 undertakings as required by Item 512(a) of Regulation S-K or explain why you are not required to do so.

In response to the Staff’s comments, we revised our disclosure on page II-2 of the Registration Statement to include all Rule 415 undertakings as required by Item 512(a) of Regulation S-K.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

The Company respectfully advises the Staff that neither the Company nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

17. We note your disclosure regarding permissions and approvals for your offering and operations. Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why. In that regard, we note your disclosure on pages 20 and 93 regarding the Draft Rules Regarding Overseas Listings.

In response to the Staff’s comments, we respectfully advise that we have made our determinations regarding required permissions and approvals for our offering and operations by relying on the advice of our PRC counsel, Jincheng Tongda & Neal Law Firm, whose name is identified on page 3 and throughout the Registration Statement. We intend to file the consent of such counsel as exhibit 23.3 to the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Chee Hui Law
Name:	Chee Hui Law
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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